UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 39)*

OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”

(Name of Issuer)

Common Stock, nominal value 0.005 rubles per share

(Title of Class of Securities)

68370R109

(CUSIP Number)

Franz Wolf

Eco Telecom Limited

Suite 2

4 Irish Place

Gibraltar

+350 41977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2009

(Date of Event which Requires Filing of this Statement)

With a copy to:

Alexey Reznikovich

Altimo Holdings & Investments Limited

Str. Novy Arbat, build. 21

GSP-2

119992 Moscow, Russia

+7 (495) 981-4449

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Eco Telecom Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Gibraltar
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,964,799 shares of Common Stock*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,964,799 shares of Common Stock*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,964,799 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.0% of Common Stock*
14.	Type of Reporting Person OO, HC

*	Eco Telecom is also the direct beneficial owner of 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock owned by Eco Telecom, represents approximately 44.0001% of the Issuer’s outstanding voting capital stock. See Item 5.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Altimo Holdings & Investments Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,964,799 shares of Common Stock*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,964,799 shares of Common Stock*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,964,799 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.0% of Common Stock*
14.	Type of Reporting Person OO, HC

*	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the reporting Person may be deemed to beneficially own, represents approximately 44.0001% of the Issuer’s outstanding voting capital stock. See Item 5.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) CTF Holdings Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Gibraltar
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,964,799 shares of Common Stock*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,964,799 shares of Common Stock*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,964,799 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.0% of Common Stock*
14.	Type of Reporting Person OO, HC

*	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the reporting Person may be deemed to beneficially own, represents approximately 44.0001% of the Issuer’s outstanding voting capital stock. See Item 5.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Crown Finance Foundation 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Liechtenstein
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,964,799 shares of Common Stock*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,964,799 shares of Common Stock*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,964,799 shares of Common Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.0% of Common Stock*
14.	Type of Reporting Person OO

*	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the reporting Person may be deemed to beneficially own, represents approximately 44.0001% of the Issuer’s outstanding voting capital stock. See Item 5.

Item 1.	Security and Issuer.

This Amendment No. 39 (this “Amendment”) to the Statement on Schedule 13D relates to the common stock, nominal value 0.005 rubles per share (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”). The initial Statement on Schedule 13D, previously filed jointly by Eco Telecom Limited (“Eco Telecom”), Eco Holdings Limited, CTF Holdings Limited (“CTF Holdings”) and Crown Finance Foundation (“Crown Finance”) on June 11, 2001 (as amended and supplemented by Amendment Nos. 1 through 38, the “Statement”), is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.

Item 2.	Identity and Background.

This Amendment is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i) Eco Telecom;

(ii) Altimo Holdings & Investments Limited (formerly known as Alfa Telecom Limited) (“Altimo”);

(iii) CTF Holdings; and

(iv) Crown Finance.

The Statement, as amended hereby, relates to the shares of Common Stock held for the account of Eco Telecom.

The Reporting Persons

Eco Telecom is a Gibraltar company, with its principal business address at 10/8 International Commercial Centre, Casemates Square, Gibraltar. The principal business of Eco Telecom is to function as a holding company. Current information concerning the identity and background of the directors and officers of Eco Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Altimo is a British Virgin Islands company, with its principal address at Trident Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to function as a holding company. Altimo is the sole shareholder of Eco Telecom and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of Altimo is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings is a Gibraltar limited liability company, with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings indirectly owns a majority of the shares of Altimo and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance is a Liechtenstein foundation, with its principal address at Am Schraegen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

No material change.

Item 5.	Interest in Securities of the Issuer.

No material change.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

As more fully described in the Reporting Persons’ Amendment 36 to Schedule 13D and Amendment 37 to Schedule 13D, on October 30, 2008, Eco Telecom repaid its $1,500,000,000 Series A Floating Rate Bonds due March 16, 2009 (the “Series A Bonds”) and $500,000,000 Series B Floating Rate Bonds due May 13, 2009 (the “Series B Bonds”). The Series A Bonds are more fully described in the Reporting Persons’ Amendment 30 to Schedule 13D (“Amendment 30”). The Series B Bonds are more fully described in the Reporting Persons’ Amendment 34 to Schedule 13D (“Amendment 34”) and Amendment 35 to Schedule 13D (“Amendment 35”). The description of the Series A Bonds in Amendment 30 is incorporated herein by reference. The descriptions of the Series B Bonds in Amendment 34 and Amendment 35 are incorporated herein by reference.

The source of the funds to repay the Series A Bonds and the Series B Bonds was a Loan Agreement, dated 29 October 2008 (the “Loan Agreement”), between the state corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank) (“VEB”) and Eco Telecom. Additionally, Altimo provided a guarantee of the payment obligations of Eco Telecom under the Loan Agreement pursuant to The Suretyship Agreement, dated 29 October 2008 (the “Suretyship Agreement”), between VEB and Altimo.

As collateral under the Loan Agreement, Eco Telecom entered into a Share Pledge Agreement, dated 1 November 2008 (the “Share Pledge Agreement”), between VEB and Eco Telecom. Under the Share Pledge Agreement, Eco Telecom pledged to VEB 6,426,600 shares of the Issuer’s type-A voting preferred stock (the “Preferred Stock”), and an aggregate of 18,964,799 shares of the Issuer’s Common Stock (collectively with the Preferred Stock, the “Pledged Shares”). Under the conditions described in the Share Pledge Agreement, VEB will have certain rights to dispose of the Pledged Shares.

On October 29, 2009, Eco Telecom and VEB agreed to extend the term of: (a) the Loan Agreement, pursuant to Addendum No. 2 to the Loan Agreement (the “Loan Extension”), and (b) the Share Pledge Agreement, pursuant to Addendum No. 1 to the Share Pledge Agreement (the “Share Pledge Extension”). Also on October 29, 2009, VEB and Altimo agreed to extend the term of the Share Pledge Agreement, pursuant to Addendum No. 1 to the Suretyship Agreement (the “Surety Extension” and, together with the Loan Extension and the Share Pledge Extension, the “Agreements”).

Eco Telecom will be entitled to exercise all voting and other rights attaching to the Pledged Shares unless VEB is entitled, following non-performance or undue performance under the Loan Agreement, to levy execution against upon the pledged Shares.

Item 7.	Material to be Filed as Exhibits.

No material change.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: November 9, 2009	ECO TELECOM LIMITED

	By:	/S/ MARINA KUSHNAREVA
	Name:	Marina Kushnareva
	Title:	Director

Date: November 9, 2009	ALTIMO HOLDINGS & INVESTMENTS LIMITED

	By:	/S/ FRANZ WOLF
	Name:	Franz Wolf
	Title:	Director

Date: November 9, 2009	CTF HOLDINGS LIMITED

	By:	/S/ FRANZ WOLF
	Name:	Franz Wolf
	Title:	Director

Date: November 9, 2009	CROWN FINANCE FOUNDATION

	By:	/S/ FRANZ WOLF
	Name:	Franz Wolf
	Title:	Attorney-in-Fact

ANNEX A

Directors and Officers of Eco Telecom Limited

Name/Citizenship	Principal Occupation	Business Address
Marina Kushnareva, Director (Russia)	Manager, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Anatoly Ballo Director (Russia)	Businessman	Akademika Sakharova Prospekt, 9, GSP-6, 107996, Moscow, Russia

Directors and Officers of Altimo Holdings & Investments Limited

Name/Citizenship	Principal Occupation	Business Address
Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Group Limited	European Liaison Office Trident Centre, Fifth floor 115 Griva Digeni Avenue CY-3101 Limassol Cyprus

Georgia Karydes, Director (Cyprus)	Director, Feldmans Management (Overseas) Ltd.	6 Nikou Georgiou Street Block C, Office 704 Nicosia 1098, Cyprus

Olga Kichatova, Director (Russia)	Senior Financial Advisor, CTF Holdings Limited	Bolshoy Savvinitsky per., d. 11, pod. 3, 5th floor, office No. 351, 119435 Moscow, Russia

Alexey Reznikovich, Chief Executive Officer (Russia)	Chief Executive Officer, OOO ALTIMO	Str. Novy Arbat, build. 21 GSP-2 119992 Moscow, Russia

Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Directors and Officers of CTF Holdings Limited

Name/Citizenship	Principal Occupation	Business Address
Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Citizenship	Principal Occupation	Business Address
Christian Rosenow, Director (Switzerland)	Financial Adviser	Talacker 35, 8001 Zurich, Switzerland

Dr. Norbert Seeger, Director (Liechtenstein)	Attorney, Arcomm Trust Company	Am Schragen Weg 14 P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle, Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14 P.O. Box 1618 FL- 9490 Vaduz, Liechtenstein

Members of the Supervisory Board of Alfa Group Consortium

Name/Citizenship	Principal Occupation	Business Address
Peter Aven, Director (Russia)	President, OJSC Alfa Bank	11 Mashy Poryvaevoy Street 107078 Moscow, Russia

Vladimir Ashurkov Director (Russia)	Director of Group Portfolio Management and Control	Bolshoy Savinitsky per., d. 11, pod. 3, 5th floor, office No. 351, 119435 Moscow, Russia

Alexandr Fain, Director (Russia)	Chief Executive Officer, Alfa Eco LLC	21 Novy Arbat Street 121019 Moscow, Russia

Mikhail Fridman, Director (Russia)	Chairman of the Board of Directors, OJSC Alfa Bank	9 Mashy Poryvayevoy Street 107078 Moscow, Russia

German Khan, Director (Russia)	Executive Director, TNK-BP Management	18/2, Schipok Street 115093 Moscow, Russia

Lev Khasis, Director (Russia)	Chief Executive Officer, X 5 Retail Group N.V.	Srednyaya Kalitnikovskaya str. 28, bldg. 4 109029 Moscow, Russia

Andrei Kosogov Director (Russia)	Chairman of the Board of Directors of Alfa Asset Management	12 Prospect Academic Sakharov 107078 Moscow, Russia

Alexey Kuzmichev, Director (Russia)	Chairman of Board of Directors, Alfa Eco LLC	21 Novy Arbat Street 121019 Moscow, Russia

Nigel John Robinson, Director (United Kingdom)	Director of Corporate Development, Finance and Control, Alfa Group Consortium	Bolshoy Savinitsky per., d. 11, pod. 3, 5th floor, office No. 351, 119435 Moscow, Russia

Alexey Reznikovich, Director (Russia)	Chief Executive Officer, OOO ALTIMO Limited	Str. Novy Arbat, build. 21 GSP-2 119992 Moscow, Russia

Andrey Zemnitsky Director (Russia)	President of Investment Company A1 LLC	12 Krasnopresenskaya Nab. International Trade Center 2, Entrance 7 123610 Moscow, Russia

To the best of the Reporting Persons’ knowledge:

(a)	None of the above persons holds any shares of Common Stock.

(b)	None of the above persons has any contracts, arrangements, understandings or relationships with respect to any shares of Common Stock.